Term sheet No. 303AC To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement AC dated February 1, 2008	Registration Statement No. 333-137902 Dated February 4, 2008; Rule 433

Deutsche Bank AG, London Branch

$

Deutsche Bank 90% Principal Protected Notes Linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion™ Excess Return due August 10*, 2011

General

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The notes linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion™ Excess Return (the “Index”) due August 10*, 2011 are designed for investors who seek a return linked to the appreciation of the Index.

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The notes do not guarantee a full return of principal or pay periodic interest. Instead, the notes will pay at maturity 90% of the principal amount plus a performance amount, if any, determined by the performance of the Index.

•	An investment in the notes is only protected, if held to maturity, to the extent of the Minimum Payment Amount (as defined below), which is less than the Note Principal Amount (as defined below).
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At maturity, if the sum of the Index Return (as defined below) and the Additional Index Return (as defined below) is positive, you will receive a cash payment equal to the Minimum Payment Amount plus the Performance Amount (as defined below). If the sum of the Index Return and the Additional Index Return is zero or negative, you will receive a cash payment per note at maturity equal to the Minimum Payment Amount, which is less than the Note Principal Amount. All payments on the notes will be in U.S. dollars.

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Investors should be willing to forgo periodic interest payments during the term of the notes and, if the Index Ending Level is less than the Index Starting Level, lose some of their initial investment.

•	Senior unsecured obligations of Deutsche Bank AG due on or about August 10*, 2011.
•	Denominations of $1,000 (the “Note Principal Amount”).
•	Minimum initial investments of $10,000, and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about February 5*, 2008 and are expected to settle on or about February 8*, 2008 (the “Settlement Date”).

Key Terms

Issuer:	Deutsche Bank AG, London Branch.
Rating:

Moody’s Investors Service Ltd has assigned a rating of Aa1 and Standard & Poor’s has assigned a rating of AA to notes, such as the notes offered hereby, issued under Deutsche Bank AG’s Global Notes Program, Series A. †

Issue Price:	100%
Index:	The notes are linked to the Deutsche Bank Liquid Commodity Index – Mean Reversion™ Excess Return.
Upside Participation Rate:	85%
Index Return:	Index Ending Level – Index Starting Level	(expressed as a percentage)
Index Starting Level
Payment at Maturity:	At maturity you will receive, per Note Principal Amount, a cash payment equal to the greater of: (a) the Minimum Payment Amount, and (b) the Minimum Payment Amount plus the Performance Amount.
Minimum Payment Amount:	$900 per note, paid at maturity
Performance Amount:

If the Index Return is less than or equal to zero, the Performance Amount will be equal to:

Note Principal Amount x (Index Return + Additional Index Return)

If the Index Return is greater than zero, the Performance Amount will be equal to:

Note Principal Amount x (Index Return x Upside Participation Rate + Additional Index Return)

Additional Index Return:	10%
Index Starting Level:

The Index closing level on the Trade Date, subject to adjustment in the event of a Market Disruption Event. See “The Deutsche Bank Liquid Commodity Index – Mean Reversion™ Excess Return – Market Disruption Events and Force Majeure Events.”

Index Ending Level:

The Index closing level on the Final Valuation Date, subject to adjustment in the event of a Market Disruption Event. See “The Deutsche Bank Liquid Commodity Index – Mean Reversion™ Excess Return – Market Disruption Events and Force Majeure Events.”

Trade Date:	February 5*, 2008
Final Valuation Date:	August 5*, 2011, subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement.
Maturity Date:	August 10*, 2011, subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement.
CUSIP:	2515A0 MT 7
ISIN:	US2515A0MT78

*Expected

In the event that we make any change to the expected Trade Date or Settlement Date, the Final Valuation Date and Maturity Date may be changed so that the stated term of the notes remains the same.

† A credit rating is not a recommendation to buy, sell or hold notes, and may be subject to revision at any time by the assigning rating agency. Any rating assigned to the notes does not enhance, affect, or address the likely performance of the notes other than the ability of the issuer to meet its obligations.

Investing in the notes involves a number of risks. See “Risk Factors” in the accompanying product supplement and “ Selected Risk Considerations” in this term sheet.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering.

You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Discounts and Commissions(1)	Proceeds to Us
Per Note	$1,000.00	$0.00	$1,000.00
Total	$	$	$
(1)	For more detailed information about discounts and commissions, please see “Supplemental Underwriting Information” on the last page of this term sheet.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank Securities	Deutsche Bank Trust Company Americas

ADDITIONAL TERMS SPECIFIC TO THE NOTES

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You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement AC dated February 1, 2008. You should rely only on the information contained in this term sheet and in the documents listed below in making your decision to invest in the notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement AC dated February 1, 2008:

http://www.sec.gov/Archives/edgar/data/1159508/000119312508018257/d424b21.pdf

•	Prospectus supplement dated November 13, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

•	Prospectus dated October 10, 2006:

http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

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Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

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This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in this term sheet and in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Payment at Maturity of the Notes Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical payment amount at maturity for each $1,000 principal amount of notes for a hypothetical range of performance for the Index and assumes an Index Starting Level of 800 and an Upside Participation Rate of 85%. The actual Index Starting Level will be determined on the Trade Date. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Index Ending Level	Hypothetical Index Return	Performance Amount	Payment at Maturity	Percentage Return
1600.00	100.0%	$950.00	$1,850.00	85.00%
1520.00	90.0%	$865.00	$1,765.00	76.50%
1440.00	80.0%	$780.00	$1,680.00	68.00%
1360.00	70.0%	$695.00	$1,595.00	59.50%
1280.00	60.0%	$610.00	$1,510.00	51.00%
1200.00	50.0%	$525.00	$1,425.00	42.50%
1120.00	40.0%	$440.00	$1,340.00	34.00%
1040.00	30.0%	$355.00	$1,255.00	25.50%
960.00	20.0%	$270.00	$1,170.00	17.00%
880.00	10.0%	$185.00	$1,085.00	8.50%
800.00	0.0%	$100.00	$1,000.00	0.00%
780.00	-2.5%	$75.00	$975.00	-2.50%
760.00	-5.0%	$50.00	$950.00	-5.00%
740.00	-7.5%	$25.00	$925.00	-7.50%
720.00	-10.0%	$0.00	$900.00	-10.00%
640.00	-20.0%	-$100.00	$900.00	-10.00%
560.00	-30.0%	-$200.00	$900.00	-10.00%
480.00	-40.0%	-$300.00	$900.00	-10.00%
400.00	-50.0%	-$400.00	$900.00	-10.00%
320.00	-60.0%	-$500.00	$900.00	-10.00%
240.00	-70.0%	-$600.00	$900.00	-10.00%
160.00	-80.0%	-$700.00	$900.00	-10.00%
80.00	-90.0%	-$800.00	$900.00	-10.00%
0.00	-100.0%	-$900.00	$900.00	-10.00%

Hypothetical Examples of Amounts Payable at Maturity

The following hypothetical examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The level of the Index increases from an Index Starting Level of 800 to an Index Ending Level of 1040, a hypothetical Index Return of 30%. The investor receives a payment at maturity of $1,255 per Note Principal Amount, calculated as follows:

The payment at maturity per Note Principal Amount is the greater of the Minimum Payment Amount and the sum of the Minimum Payment Amount plus the Performance Amount.

The Index Return of 30% is greater than zero. Therefore, the Performance Amount is calculated as follows:

Performance Amount = $1,000 x (Index Return x Upside Participation Rate + Additional Index Return) = $1,000 x (30% x 85% + 10%) = $355

Minimum Payment Amount + Performance Amount = $900 + $355 = $1,255

Because the sum of the Minimum Payment Amount and the Performance Amount is greater than the Minimum Payment Amount, at maturity you receive $1,255 per Note Principal Amount.

Example 2: The Index Ending Level of 800 is the same as the Index Starting Level. The investor receives a payment at maturity of $1,000 per Note Principal Amount, calculated as follows:

The payment at maturity per Note Principal Amount is the greater of the Minimum Payment Amount and the sum of the Minimum Payment Amount plus the Performance Amount.

The Index Return is equal to zero. Therefore, the Performance Amount is calculated as follows:

Performance Amount = $1,000 x (Index Return + Additional Index Return) = $1,000 x (0% + 10%) = $100

Minimum Payment Amount + Performance Amount = $900 + $100 = $1000

Because the sum of the Minimum Payment Amount and the Performance Amount is greater than the Minimum Payment Amount, at maturity you receive $1000 per Note Principal Amount.

Example 3: The level of the Index decreases from an Index Starting Level of 800 to an Index Ending Level of 760, a hypothetical Index Return of -5%. The investor receives a payment at maturity of $950 per Note Principal Amount, calculated as follows:

The payment at maturity per Note Principal Amount is the greater of the Minimum Payment Amount and the sum of the Minimum Payment Amount plus the Performance Amount.

The Index Return of -5% is less than zero. Therefore the Performance Amount is calculated as follows:

Performance Amount = $1,000 x (Index Return + Additional Index Return) = $1,000 x (-5% + 10%) = $50

Minimum Payment Amount + Performance Amount = $900 + $50 = $950

Because the sum of the Minimum Payment Amount and the Performance Amount is greater than the Minimum Payment Amount, at maturity you receive $950 per Note Principal Amount.

Example 4: The level of the Index decreases from an Index Starting Level of 800 to an Index Ending Level of 480, a hypothetical Index Return of -40%. The investor receives a payment at maturity equal to the Minimum Payment Amount of $900 per Note Principal Amount, calculated as follows.

The payment at maturity per Note Principal Amount is the greater of the Minimum Payment Amount and the sum of the Minimum Payment Amount plus the Performance Amount.

The Index Return of -40% is less than zero. Therefore the Performance Amount is calculated as follows:

Performance Amount = $1,000 x (Index Return + Additional Index Return) = $1,000 x (-40% + 10%) = - $300

Minimum Payment Amount + Performance Amount = $900 - $300 = $600

Because the sum of the Minimum Payment Amount and the Performance Amount is less than the Minimum Payment Amount, at maturity you receive the Minimum Payment Amount of $900 per Note Principal Amount.

Selected Purchase Considerations

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PARTIAL PRINCIPAL PROTECTION ONLY — Your investment in the notes is only protected at maturity to the extent of the Minimum Payment Amount, which is less than the full principal amount of the notes. As such, there is no assurance that you will receive your initial investment back at maturity. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

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ADDITIONAL INDEX RETURN — The Additional Index Return will be added to the Index Return in calculating your payment at maturity. As such, the Additional Index Return represents an additional return on the Index, which will be used in calculating your payment at maturity.

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UNCAPPED APPRECIATION POTENTIAL — The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index as moderated by the Upside Participation Rate. The Upside Participation Rate means you will not participate fully in any appreciation of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity remains subject to our ability to pay our obligations as they become due.

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RETURN LINKED TO THE PERFORMANCE OF THE DEUTSCHE BANK LIQUID COMMODITY INDEX – MEAN REVERSION™ EXCESS RETURN — The payment at maturity is linked to the Deutsche Bank Liquid Commodity Index — Mean Reversion™ Excess Return, which is composed of futures contracts on six commodities — crude oil, heating oil, aluminum, gold, wheat and corn — and its closing level is calculated on an “excess return basis” as described below under “The Deutsche Bank Liquid Commodity Index – Mean Reversion™ Excess Return.” The notes enable you to participate in the potential increases in the value of the Index from the Trade Date through the Final Valuation Date. Because the Upside Participation Rate is less than 100%, assuming a positive Index Return at maturity your return on the notes will be less than such Index Return.

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TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS —You should review carefully the section in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences.” The notes should be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” Regardless of your method of accounting, you generally will be required to accrue interest on a constant yield to maturity basis at the “comparable yield,” as determined by us, although we will not make any payment with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Gain recognized upon a sale, exchange or retirement of the notes generally will be treated as interest income for U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, Mail Stop NYC60-0461, New York, New York 10005, Attention: Daniel Millwood, 212-250-8281. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual additional amount, if any, that we will pay on the notes.

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the Index Constituents. For example, because the Upside Participation Rate is less than 100%, if the Index Return is positive, your return on the notes at maturity will be less than the Index Return. For a fuller discussion of the risks associated with an investment in the notes see the “Risk Factors” section of the accompanying product supplement.

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THE NOTES DO NOT GUARANTEE THE REPAYMENT OF THE FULL NOTE PRINCIPAL AMOUNT AT MATURITY — If the Index Ending Level is less than the Index Starting Level, then the amount you receive at maturity will be less than the Note Principal Amount, and you will lose 1% of your initial investment for every 1% that the Index Ending Level is less than the Index Starting Level, up to a maximum loss of 10%.

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THE YIELD ON THE NOTES MAY BE NEGATIVE AND MAY BE LESS THAN THE YIELD ON TRADITIONAL DEBT SECURITIES — If the Index Ending Level is less than the Index Starting Level, you will lose some of your initial investment. Even if the Index Return is positive, the return on the notes at maturity may not be sufficient to compensate you for any opportunity cost, taking into account inflation over the term of the notes and other factors relating to the time value of money. The Performance Amount will only provide a positive return on your investment at maturity to the extent that it exceeds the difference between the Note Principal Amount and the Minimum Payment Amount.

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MARKET RISK — The return on the notes at maturity is linked to the value of a commodity-linked index and exposes you to movements in the value of the Index from the Trade Date through the Final Valuation Date. Your return on the notes will depend on whether and the extent to which the Index Ending Level exceeds the Index Starting Level. If the Performance Amount is zero or negative, you will receive only the Minimum Payment Amount at maturity, which is less than the Note Principal Amount, and you will lose money on your investment.

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ADJUSTMENTS TO THE WEIGHTS OF THE CONSTITUENTS OF THE INDEX MAY LIMIT THE INDEX RETURN AND CONSEQUENTLY THE RETURN ON THE NOTES — During the term of the notes, the methodology of the Index may require adjustments to the weights of the futures contracts included in the Index. In particular, the weight of a futures contract may be increased when its price is historically low or decreased when its price is historically high. These adjustments may limit potential increases to the value of the Index during certain periods and could adversely affect the Index Return. See “The Deutsche Bank Liquid Commodity Index — Mean Reversion™ Excess Return — Determining the Instrument Amount on a Rebalancing Day” below.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the Minimum Payment Amount, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Deutsche Bank AG or its affiliates, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. Deutsche Bank Securities Inc. (“DBSI”) intends to offer to purchase the notes in the secondary market but is not required to do so. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates is willing to buy the notes.

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POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE WE, THE CALCULATION AGENT FOR THE NOTES, THE SPONSOR OF THE INDEX AND THE CALCULATION AGENT FOR THE INDEX ARE THE SAME LEGAL ENTITY — Deutsche Bank AG, London Branch is the Issuer of the notes, the calculation agent for the notes, the sponsor of the Index (the “Sponsor”) and the calculation agent for the Index. We, as calculation agent for the notes, will determine whether there has been a Market Disruption Event with respect to the Index, Exchange Traded Instrument or Index Constituent (each as defined below). In the event of any such Market Disruption Event, we may use an alternate method to calculate the Index closing level, including the Index Starting Level and the Index Ending Level. As the Sponsor, we carry out calculations necessary to promulgate the Index, and we maintain some discretion as to how such calculations are made. In particular, the Sponsor has discretion in selecting among methods of how to calculate the Index in the event the regular means of determining the Index is unavailable at the time such determination is scheduled to take place, and the Sponsor has even more discretion in the case of a Force Majeure event relating to the Index. While Deutsche Bank AG, London Branch will act in good faith and in a commercially reasonable manner in making all determinations with respect to the notes and the Index, there can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes or the Index. Because determinations made by Deutsche Bank AG, London Branch as the calculation agent for the notes, Sponsor of the Index and the calculation agent for the Index may affect the payment at maturity, potential conflicts of interest may exist between Deutsche Bank AG, London Branch and you, as holders of the notes.

Furthermore, Deutsche Bank AG, London Branch or one or more of its affiliates may have published, and may in the future publish, research reports on the Index Constituents (or various contracts or products related to the Index constituents) or related indices. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the value of the Index and, therefore, the value of the notes or the potential payout on the notes.

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LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect commodity prices. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. The effect of any future legal or regulatory action relating to commodities is not possible to predict, but any such action could cause unexpected volatility and instability in commodity markets with a substantial and adverse effect on the performance of the Index and, consequently, the value of the notes.

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THE TRADING VALUE OF THE NOTES WILL BE AFFECTED BY A NUMBER OF UNPREDICTABLE FACTORS — The trading value of the notes will be affected by the supply of and demand for the notes and other factors, many of which are independent of our financial condition and results of operations, including:

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the value of the Index, which will in turn be affected by interest rates; domestic and foreign economic and political conditions generally; monetary policies of the Federal Reserve Board; inflation and expectations concerning inflation; and the commodity markets (in particular, the market for futures contracts on the Index constituents), which may fluctuate rapidly based on numerous factors including changes in supply and demand relationships, weather, agricultural, trade, fiscal, monetary and exchange control programs, and geopolitical and economic events, including wars, acts of terrorism and natural disasters;

•	the interest rates then prevailing in the market;

•	the time remaining to maturity of the notes;

•	the volatility of each Index Constituent;

•	the combined volatility of the Index Constituents as reflected in the volatility and expected volatility of the Index; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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THE CORRELATION AMONG THE INDEX CONSTITUENTS COULD CHANGE UNPREDICTABLY — Correlation is the extent to which the values of the Index Constituents increase or decrease to the same degree at the same time. If the correlation among the Index Constituents changes, the value of the notes may be adversely affected.

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THE RETURN ON YOUR INVESTMENT COULD BE SIGNIFICANTLY LESS THAN THE PERFORMANCE OF ANY INDIVIDUAL INDEX CONSTITUENT — The return on your investment in the notes could be less than the return on an alternative investment with similar risk characteristics, even if some of the Index Constituents have generated significant returns. The levels of the Index Constituents also may move in different directions at different times compared to each other, and underperformance by one or more of the Index Constituents will reduce the performance of the Index as a whole.

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COMMODITY PRICES MAY CHANGE UNPREDICTABLY — Market prices of the Index Constituents may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, weather, trends and events in agriculture and trade, fiscal, monetary and exchange control programs, domestic and foreign political and economic events and policies, disease, pestilence, technological developments and changes in interest rates. These factors may affect the values of the related contracts reflected in the Index and the value of your notes in varying ways, and different factors may cause the values of the Index Constituents and the volatility of their prices to move in inconsistent directions at inconsistent rates.

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THE COMMODITY PRICES REFLECTED IN THE INDEX ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS — The Index Constituents may be produced in emerging market countries which are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. Indeed, in recent years, many emerging market countries have undergone significant political, economic and social change. In many cases, far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms has occurred. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging market country. Political or economic instability are likely to adversely impact the level of the Index and, consequently, the return on your investment.

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IF THE LIQUIDITY OF THE INDEX CONSTITUENTS IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Commodities and derivatives contracts on commodities may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the closing level of the Index and, therefore, on the return on your notes. Limited liquidity relating to the Index Constituents may also result in the Index Sponsor being unable to determine the level of the Index using its normal means.

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TRADING BY US OR OUR AFFILIATES IN THE COMMODITIES MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or one or more of our affiliates may hedge our commodity exposure from the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities may have a material adverse effect on the commodities prices and consequently have a negative impact on the performance of the Index including on the Final Valuation Date, which would affect your payment at maturity. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.

The notes may be suitable for you if:

•	You seek an investment with a return linked to the performance of a commodity-linked index reflecting the investment strategy described below;

•	You are willing to invest in the notes based on the indicated Upside Participation Rate;

•	You are willing to accept the risk of a partial loss of principal;

•	You are willing and able to hold the notes to maturity; and

•	You do not seek current income from this investment.

The notes may not be suitable for you if:

•	You seek an investment with 100% principal protection;

•	You do not seek an investment with exposure to commodities and to the commodity and other risks described in this document;

•	You are unwilling or unable to hold the notes to maturity;

•	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings;

•	You seek current income from your investments; or

•	You seek an investment for which there will be an active secondary market.

THE DEUTSCHE BANK LIQUID COMMODITY INDEX—

MEAN REVERSION™ EXCESS RETURN

The Index reflects the performance of a basket of futures contracts relating to six commodities (each such futures contract, an “Exchange Traded Instrument”) and measures the value of this basket by tracking the closing prices of certain exchange traded contracts for the future delivery of each of these commodities, adjusted to reflect the relative weight of each commodity in the Index. The commodities included in the Index are: West Texas Intermediate light sweet crude oil (“crude oil”), New York Harbour no. 2 heating oil (“heating oil”), high grade primary aluminum (“aluminum”), gold, corn and wheat (each, an “Index Constituent”). The relative weight of each Index Constituent reflected in the Index is variable and is adjusted from time to time.

Because the Index measures the value of the Index Constituents by tracking the prices of Exchange Traded Instruments, the Index methodology includes provisions that provide for the periodic replacement of Exchange Traded Instruments as they approach maturity. This replacement takes place over a period of time, referred to as the “Recomposition Period,” to lessen the impact of such replacement on the markets for the Index Constituents. Each Recomposition Period normally lasts for a number of Index Business Days (as defined below). The Recomposition Period occurs monthly for Exchange Traded Instruments relating to crude oil and heating oil, and annually for Exchange Traded Instruments relating to aluminum, gold, corn and wheat. This replacement process is described in more detail below under the heading “—Determining the Instrument Amount During a Recomposition Period.”

Deutsche Bank AG, London Branch, the Index Sponsor, established the Index in February 2003. The Index Sponsor will publish the Index closing level for each trading day on Bloomberg ticker DBLCMMCL <Index> or any successor thereto and on Deutsche Bank’s website at http://index.db.com or any successor thereto. The Index Sponsor will also publish on these websites any adjustments made to the Index. The reference to Deutsche Bank’s website is made for purposes of conveying the foregoing information only, and no other information found at this website is incorporated by reference into this term sheet.

“Index Business Day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York City and London, United Kingdom.

Calculation of the Index Closing Level: The Index Sponsor will calculate the Index closing level on each Index Business Day by (i) taking the sum of the Weighted Closing Price for each Exchange Traded Instrument included in the Index on such Index Business Day, and (ii) rounding to six decimal places, with 0.0000005 being rounded upwards.

The “Weighted Closing Price” for an Exchange Traded Instrument on a particular trading day is the product of the weight assigned to such Exchange Traded Instrument on such day, referred to as the “Instrument Amount,” multiplied by the closing price for such day for such Exchange Traded Instrument on the relevant exchange.

On January 30, 2008, the Instrument Amounts for the Exchange Traded Instruments relating to the respective Index Constituents were as follows:

Index Constituent	Exchange	Instrument Amount
Heating Oil	NYMEX	20.24%
Crude Oil	NYMEX	35.53%
Aluminum	LME	23.85%
Gold	COMEX	7.59%
Corn	CME	8.10%
Wheat	CME	4.68%

The methodology used to obtain the closing price for an Exchange Traded Instrument varies depending on the Index Constituent underlying such Exchange Traded Instrument and is determined as follows:

Crude Oil Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to crude oil will be its price at the regular close of the principal trading session on such day on the New York Mercantile Exchange or its successor (“NYMEX”), expressed in U.S. Dollars per barrel of crude oil, as published by NYMEX for that Index Business Day or, if in the determination of the Index Sponsor, a price is not available on such Index Business Day, the price as published by NYMEX for the immediately preceding Index Business Day for which a price is available.

Heating Oil Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to heating oil will be its price at the regular close of the principal trading session on such day on NYMEX, expressed in U.S. Dollars per U.S. gallon of heating oil, as published by NYMEX for that Index Business Day or, if in the determination of the Index Sponsor, a price is not available on such Index Business Day, the price as published by NYMEX for the immediately preceding Index Business Day for which a price is available.

Aluminum Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to aluminum will be its price at the regular close of the principal trading session on such day on The London Metal Exchange Limited or its successor (“LME”), re-expressed in U.S. Dollars per metric tonne of aluminum, as published by LME for that Index Business Day or, if in the determination of the Index Sponsor, a price is not available on such Index Business Day, the price as published by LME for the immediately preceding Index Business Day for which a price is available.

Gold Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to gold will be its price at the regular close of the principal trading session on such day on the Commodity Exchange Inc., New York or its successor (“COMEX”), expressed in U.S. Dollars per troy ounce of gold, as published by COMEX for that Index Business Day or, if in the determination of the Index Sponsor, a price is not available on such Index Business Day, the price as published by COMEX for the immediately preceding Index Business Day for which a price is available.

Corn Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to corn will be its price at the regular close of the principal trading session on such day on the CME Group, or its successor (“CME”), expressed in U.S. Dollars per bushel of corn, as published by CME for that Index Business Day or, if in the determination of the Index Sponsor, a price is not available on such Index Business Day, the price as published by CME for the immediately preceding Index Business Day for which a price is available.

Wheat Closing Price

The closing price on an Index Business Day for an Exchange Traded Instrument relating to wheat will be its price at the regular close of the principal trading session on such day on CME, expressed in U.S. Dollars per U.S. bushel of wheat of the grades deliverable in respect of the relevant Exchange Traded Instrument in accordance with the rules of CME, as published by CME for that Index Business Day or, if in the determination of the Index Sponsor, a price is not available on such Index Business Day, the price as published by CME for the immediately preceding Index Business Day for which a price is available.

Corrections To Closing Prices For Exchange Traded Instruments

The Index Sponsor will adjust the closing price for the relevant Exchange Traded Instrument to reflect any corrections to such closing price that have been published by the relevant exchange prior to 11:00 p.m. (London time) on the Index Business Day immediately following the Index Business Day to which the closing price relates, or, if the publication time of any such closing price is amended by the relevant exchange, such other time as the Index Sponsor may determine and publish as a replacement for 11:00 p.m. (London time).

Determining the Instrument Amount

The Instrument Amount reflects the weight of a particular Exchange Traded Instrument in the Index.

The Instrument Amount for any Index Business Day that is neither a Rebalancing Day nor a day falling within a Recomposition Period will be the Instrument Amount for the immediately preceding Index Business Day that does not fall within a Recomposition Period.

The Instrument Amount for a particular Exchange Traded Instrument will change during each Recomposition Period and on any Rebalancing Day. In addition, the Instrument Amount may change in the event of a Market Disruption Event. Each change to the Instrument Amount is described in more detail below.

Determining the Instrument Amount During a Recomposition Period

If an existing Index holding no longer meets the inclusion criteria, the monthly index roll unwinds the existing Instrument Amount and enters into a new contract. The Recomposition Period takes place between the 2nd and 6th business day of the month, subject to a Market Disruption Event. On each day during the Recomposition Period new notional holdings are calculated. The calculations for the Instrument Amount leaving the Index and the Instrument Amount entering the Index are different.

The “excess return” calculation value (in respect of an Index Constituent on any Index Business Day) during a Recomposition Period is the sum of (i) the product of (A) the existing Instrument Amount for such Index Constituent for such Index Business Day and (B) the closing price for such Index Constituent for such Index Business Day and (ii) the product of (A) the new Instrument Amount for such Index Constituent for such Index Business Day and (B) the closing price for such Index Constituent for such Index Business Day.

Determining the Instrument Amount on a Rebalancing Day

The methodology of the Index employs a process of dynamically increasing the Instrument Amount of an Exchange Traded Instrument when its price is historically low, and decreasing the amount when its price is historically high. Such increases or decreases for a particular Instrument Amount are effected on Rebalancing Days, which occur when one-year average prices for an Exchange Traded Instrument diverge five percent or more when compared to the five-year average prices for that Exchange Traded Instrument.

If, on a Rebalancing Day, the short-term average prices for Exchange Traded Instruments relating to an Index Constituent exceed the long-term average prices for such instruments by approximately 5% or more, then the Index rebalancing methodology calls for a reduced weight being assigned to such Exchange Traded Instruments. Conversely, if the short-term average prices are below their long-term averages by approximately 5% or more, then the Index rebalancing methodology calls for increased weight being assigned to such Exchange Traded Instruments.

Market Disruption Events and Force Majeure Events

If the Index Sponsor is required on an Index Business Day to calculate the closing price for any Exchange Traded Instrument in a different manner than set forth above under “—Calculation of the Index Closing Level,” due to the occurrence or continuance of an event, other than a Force Majeure Event (as defined below), then such event will be a “Market Disruption Event” with respect to such Exchange Traded Instrument and the Index Constituent underlying such instrument.

If a Market Disruption Event relating to one or more Exchange Traded Instruments or Index Constituents is in effect on the Trade Date or any scheduled Index Valuation Date, including the Final Valuation Date, the calculation agent for the notes will calculate the Index closing level using:

•	for each Exchange Traded Instrument, the Instrument Amount on the scheduled Index Valuation Date;

•

for each Exchange Traded Instrument that did not suffer a Market Disruption Event on such scheduled Index Valuation Date, the closing price for such Exchange Traded Instrument on the scheduled Index Valuation Date; and

•

for each Exchange Traded Instrument that did suffer a Market Disruption Event on the scheduled Index Valuation Date, the closing price for the Exchange Traded Instrument on the immediately succeeding trading day for such Exchange Traded Instrument on which no Market Disruption Event occurs or is continuing with respect to such Exchange Traded Instrument; provided, that if a Market Disruption Event has occurred or is continuing with respect to an Exchange traded Instrument on the Trade Date and the immediately succeeding trading day, then the calculation agent will determine the closing price for the affected Exchange Traded Instrument on such immediately succeeding trading day in good faith and in a commercially reasonable manner. If a Market Disruption Event has occurred or is continuing with respect to any Exchange Traded Instrument on any Index Valuation Date and is continuing for the immediately succeeding ten trading days, then the calculation agent will determine the closing price for the affected Exchange Traded Instrument on such tenth trading day in good faith and in a commercially reasonable manner.

The Index Sponsor will not calculate the Index closing level in the event of an event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, Act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance) that is beyond the reasonable control of the Index Sponsor and that the Index Sponsor determines, in its discretion, affects the Index or any Index Constituent (a “Force Majeure Event”). If a Force Majeure Event occurs on an Index Business Day, the Index Sponsor may, in its discretion, take one or more of the following actions: (i) make such determinations and/or adjustments as it considers appropriate to determine the Index closing level; or (ii) defer publication of information relating to the Index until the next Index Business Day on which it determines that no Force Majeure Event exists.

Change in the Methodology of the Index

The Index Sponsor may modify the methodology used to determine the Index as it deems appropriate if the Index Sponsor is of the view that such change is required in light of fiscal, market, regulatory, juridical or financial circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting any Index Constituent or an Exchange Traded Instrument). The Index Sponsor may also make modifications to the terms of the Index in any manner that it may deem necessary or desirable, including (without limitation) to correct any manifest or proven error or to cure, correct or supplement any defective provision used to determine the Index closing level. The Index Sponsor will publish notice of any such modification or change and the effective date thereof as described above.

Historical Information

The following graph shows the historical high, low and period end closing levels of the Index for each calendar quarter since August 1, 1997 through February 1, 2008. The closing level of the Index on February 1, 2008 was 826.43.

Because the Index was launched in February 2003, the Index Sponsor has retrospectively calculated the levels of the Index based on actual historical commodity forward rates using the same methodology as described above. Although the Index Sponsor believes that this retrospective calculation represents accurately and fairly how the Index would have performed before February 2003, the Index did not, in fact, exist before February 2003. All prospective investors should be aware that no actual investment that allowed a tracking of the performance of the Index was possible at anytime prior to February 2003. Past performance of the Index is no guarantee of future results.

We obtained the various Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of your full principal amount or a return on your initial investment.

Supplemental Underwriting Information

Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas, acting as agents for Deutsche Bank AG, will not receive a commission in connection with the sale of the notes.

You should rely only on the information contained in this term sheet. We have not authorized anyone to provide information different from that contained in this term sheet. We are offering to sell, and seeking offers to buy, notes only in jurisdictions where offers and sales are permitted. The information contained in this term sheet is accurate only as of the date of this term sheet, regardless of the time of delivery of this term sheet or any sale of our notes.